UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks"

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 17, 2018

Physical address of issuer
201 Folsom Street, 26C, San Francisco, California 94105

Website of issuer
https://www.dorahacks.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$672,914	$218,996
Cash & Cash Equivalents	$664,893	$218,952
Accounts Receivable	$0	$0
Short-term Debt	$317,103	$219,162
Long-term Debt	$0	$0
Revenues/Sales	$5,000	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$30,010	-$166

April 29, 2021

FORM C-AR

Twenty-Second Century Dora Technology Holdings, Inc.



DoraHacks

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks", a Delaware corporation (the "***Company***" or "***DoraHacks***" as well as references to "***we***", "***us***", or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.dorahacks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in the Company's Regulation Crowdfunding offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond

the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the last day of its fiscal year end.

Once posted, the annual report may be found on the Company's website at: https://www.dorahacks.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

On December 17, 2018, Twenty-Second Century Dora Technology Holdings, Inc. dba "DoraHacks" was incorporated in the State of Delaware, to execute its business plan as a technology-driven company and global-hackathon organizer.

The Company is located at 201 Folsom Street, 26C, San Francisco, California 94105.

The Company's website is https://www.dorahacks.com.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business

DoraHacks is a global hackathon organizer and one of the world's most active hacker communities. Since 2014, our Chinese affiliate, Twenty-Second Century Beijing Dora Technology Co., Ltd, has organized more than 50 hackathons attended by over 20,000 hackers. Our events have been sponsored by more than 100 corporate partners in businesses from blockchain, artificial intelligence and pharmaceuticals. And our online community is composed of approximately 300,000 hackers and developers. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers and solve corporates' problems with new technology.

With the vision of "connecting hackers around the world and solve the most critical problems", DoraHacks identifies and unites top hackers who are devoted to frontier technologies such as blockchain, space tech and artificial intelligence. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries to solve complex technological problems. DoraHacks achieves this by hosting online and offline hackathons, creating online developer communities and other related technology services.

In 2020, DoraHacks launched HackerLink (https://www.hackerlink.io), a platform that connects developers and companies. It has functionalities of hacker (developer) profiles, deal formation, work diary, review system and more. The website has more than 100 corporate users as of the date of this Form C-AR.

RISK FACTORS

Risks Related to the Company's Business and Industry

Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition and business.

The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial as well as real estate markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Twenty-Second Century Beijing Dora Technology Co., Ltd ("***DoraHacks China***") was incorporated in 2014 and has been an operational company since that time. The Company is an affiliate of DoraHacks China as the entities are under common control, principally, they share the same majority shareholder and DoraHacks China has assigned the management of its business to the Company pursuant to a certain Management Entrustment Agreement (the "***MEA***"), effective as of May 2019. The MEA provides that the Company, or a subsidiary thereof, to be established in China, provides management services to DoraHacks China. The Company, however, was formed on December 17, 2018 and has a limited history upon which an evaluation of its prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may not be able to attract local or national sponsorship for our Hackathons or maintain such arrangements.

We rely on local and national sponsorship arrangements to support our events and to fund our operations. We compete with larger, more established organizations for sponsorship and advertising revenue. If we are unable to generate sponsorship and promotional revenue and increase that revenue over time, our operating results and business will be adversely affected.

Attendance at our events are subject to changing consumer/participant preferences, and we may need to change our events in order to attract new and maintain existing participants.

As with any other type of discretionary activity, our events are subject to changing consumer/participant tastes, preferences and demands. Any shifts in participant preferences in the hackathon space could materially and adversely affect attendance at our events. Fewer participants in our events may result in fewer corporate sponsors for our hackathons which would have a materially adverse impact on our operations.

The Company is dependent upon awareness and market acceptance of our events and services.

The Company is in the business of developing and marketing hackathon events. Broad market acceptance of the Company's services by existing and new participants and sponsors, and other parties is critical to the Company's future success. The operations of a newly formed company entails numerous risks with respect to execution and operating issues, any of which could have a detrimental effect on the results of operations and/or the value of the equity in the Company.

In general, demand for our services is correlated with general economic conditions.

A portion of our revenue is derived from spending by corporations and other business who sponsor our events. Sponsorships such as these typically decrease during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results.

The MEA exposes us to operational and task risk.
The MEA requires that the Company manage DoraHacks China, both receiving its income but responsible for any losses. If DoraHacks China incurs liabilities, these could drain the resources of the Company. Additionally, as income earned by DoraHacks China will be earned in China, there may be taxes, currency control or other issues that inhibit the Company's ability to receive, utilize and distribute such funds. Further, DoraHacks China receives payment in cryptocurrencies as well as Chinese currency – both of these mediums of exchange are subject to market risk, as well as risk associated with safekeeping and transfer. Consideration received by DoraHacks China may be difficult to repatriate to the Company.

There is, and will continue to be, limited information available to you related to the business of the Company and the development of our business.
You may not be able to obtain all the information you would want regarding the Company or the Tokens, on a timely basis or at all. As such you may not be timely aware of material adverse changes that have occurred with respect to the Company or the Tokens. As a result, you may not have accurate or accessible information about the Company upon which to make an informed decision as to whether to hold or sell your Tokens.

We are dependent on our directors and key managers.
Our ability to develop our business and operations is dependent on the efforts of our directors and key managers. Our ability to operate and expand our business may be reduced if any of our directors and key managers leaves us, for any reason.

The Company operates on a global scale and is subject to regulatory and compliance risks in the jurisdictions in which it operates.
As the Company conducts business worldwide, it is possible that the Company may become a party to lawsuits, investigation by regulatory authorities and other legal proceedings in various countries. In the event the Company were to become a party to legal proceedings, the resolution of such proceedings would require considerable time and expense, and it is possible that the Company may be required to pay penalties for regulatory laws, possibly resulting in significant adverse effects to the business, performance, and financial condition of the Company.

Our limited operating history makes forecasting our revenues and expenses difficult.
As a result of limited operating history in the United States, it is difficult to forecast accurately our future revenues in the U.S market. Revenues and operating results are difficult to forecast because they depend on our ability to promote events, secure sponsorships and advertising arrangements for our events. As a result, we may be unable to adjust our spending appropriately to compensate for any unexpected revenue shortfall, which may result in substantial losses.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
Brand name recognition and credibility is of great importance to the Company's continued success and growth. There is no assurance that the Company's name brand recognition will continue to grow and be able to attract sponsors and participants. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our events. . A failure by the Company to develop and maintain the 'DoraHacks' brand name would have a material adverse effect on the business, results of operations and financial condition.

Negative publicity could adversely affect our business and operating results.
Negative publicity about our industry or us, including the utility of our services, events and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims.

If we are able to expand our operations, we may be unable to successfully manage our future growth.
Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate

procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

We are in a competitive market which could impact our ability to gain market share which could harm our financial performance.
We compete with larger, more established hackathon event organizers who currently have similar services and events in the market and significant market recognition. These competitors may have greater financial and other resources than we have at our disposal. As such, they may succeed in developing and marketing superior events and services than we are able to. If this were the case, our operating results would likely suffer as a result.

The Company's business primarily relies on the demand for developers who work remotely and such demand is unpredictable in light of the global pandemic, Covid-19.
The Company's business has seen an increase in demand due to the global pandemic Covid-19. As more individuals are vaccinated and the global economy recovers, companies may begin to evaluate their need for remote workers. In the future, companies may not need as many remote workers as they did during the pandemic time. Companies may go back to working in-person and may require their employees to be physically on-site. If the demand for remote working developers decreases, the Company's ability to generate profits may decrease.

Risks Related to Blockchain Technologies and Digital Assets

The Tokens may be subject to malfunction or may function in an unexpected or unintended manner.
The Tokens, and any network with which the Tokens are interacting may malfunction, or may function in an unexpected or unintended manner. This may be caused by the Tokens, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the Tokens.

The Company and the Tokens may be subject to security weaknesses, hackers and theft.
Hackers or other groups or organizations may attempt to interfere with the Company and the Tokens, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the Tokens and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the Tokens. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Ethereum, the Tokens, and the Company's technology infrastructure, which may result in the theft or complete loss of the Tokens.

The Ethereum blockchain, which may be used for the Tokens, is susceptible to mining attacks.
The Ethereum blockchain, which will be used for the Tokens, is susceptible to mining attacks, including double-spend attacks, majority mining power attacks, "selfish-mining" attacks, and race condition attacks, as well as other new forms of attack that may be created in the future. Any successful attacks present a risk to the holders of the Tokens, expected proper execution and sequencing of the Tokens, and expected proper execution and sequencing of Ethereum contract computations in general. Mining attacks may also target other blockchain networks with which the Tokens interact, which may consequently significantly impact the Tokens.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Tokens may also be subject to significant price volatility.
The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Several factors may influence the market price, if any, of the Tokens, including, but not limited to:

- the ability of the Tokens to trade on a secondary market, if at all;
- the availability of a Designated Exchange or other trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Tokens;
- changes in the rights, obligations, incentives, or rewards for the various holders of the Tokens;

- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and security token exchange on which digital assets and security tokens are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and security tokens such as the Tokens;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and security token industry and may affect other digital assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Tokens and other digital assets to fluctuate. Such volatility in the price of the Tokens may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as the Tokens is uncertain, and new regulations or policies may materially adversely affect the development and adoption of the Tokens.

Regulation of digital securities and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of the Tokens. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be

exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

A disruption of the Internet or the Bitcoin or Ethereum networks could impair the value and the ability to transfer the BTC, ETH or the Tokens.
A significant disruption in Internet connectivity could disrupt the Bitcoin or Ethereum network's operations until the disruption is resolved and could have an adverse effect on the value of the Tokens. In addition, cryptocurrency networks have been subjected to a number of denial of service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.
The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ether and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect the Company's operating results.

There may be additional risks of which we are not aware or that we cannot foresee.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
DoraHacks is a global hackathon organizer and one of the world's most active hacker organizations. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers and solve corporates' problems with new tech. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries.

DoraHacks achieves this by hosting hackathon, online community and technology service.

History of the Business
Beginning in 2014, our first Hackathons where promoted in China by our affiliate, Twenty-Second Century Beijing Dora Technology Co., Ltd ("***DoraHacks China***"). In 2016 to 2017, DoraHacks China structured the biggest Hacker community in China.

In May 2019, DoraHacks China and the Company entered into a certain Management Entrust Agreement ("***MEA***") whereby the Company was irrevocably entrusted with managing the operations and all related business activities of DoraHacks China. In consideration for this agreement, the Company shall be entitled to all profits, if any, generated by DoraHacks China and shall be responsible for any and all of DoraHacks China's losses. The Company intends to establish a Wholly Foreign Owned Enterprise ("***WFOE***") in China to undertake these responsibilities in accordance with Chinese laws and regulations.

Business Plan

DoraHacks is a global hackathon organizer and one of the world's most active hacker organizations. Since 2014, we have organized more than 50 hackathons attended by over 20,000 hackers. Our first Hackathons were promoted in China by our affiliate, DoraHacks China, a Chinese company incorporated in 2014.

Our events have been sponsored by more than 100 corporate partners in businesses from blockchain, artificial intelligence and pharmaceuticals. Our online community is composed of 300,000 hackers and developers. Corporations and businesses sponsor DoraHacks' hackathons and pay annual fees to DoraHacks in order to access top hackers with relevant skills and experience and form teams of hackers to solve corporations' problems with new technologies.

With the vision of "connecting hackers around the world and solve the most critical problems", DoraHacks identifies and unites top hackers who are devoted to frontier technologies such as blockchain, space tech and AI. DoraHacks creates value by connecting the hacker community and connecting hackers with businesses in various industries to solve complex technological problems. DoraHacks achieves this by hosting hackathons, online communities and technology services.

In 2020, DoraHacks launched HackerLink (hackerlink.io), a platform that connects developers and companies that need developers. The business model is to charge 10% of each transaction companies and developers complete on projects or hiring, with some additional add-on service fees. The platform has become a major growing factor of DoraHacks' business since March 2020. It co-operates with the DoraHacks community. The hackathon community is effectively a way to grow high-quality users (developers) for the HackerLink platform.

HackerLink was first designed with a focus on remotely working developers; however, the market has proven to be very competitive. Due to the global pandemic, Covid-19, the remote working market has been growing with competitors from the U.S. and China, such as Upwork and Fiverr. Since Q3 2020, the Company adjusted its strategy and built new features such as quadratic funding grants, bounties, and hosting online hackathons to meet the growing needs from blockchain companies. This shift in strategy has helped the Company develop a good reputation and brand awareness within the blockchain industry. As a result, the Company has enjoyed quicker growth since Q4 2020.

In part, as a result of the rise in popularity in 2020 and early 2021 of decentralized finance, NFTs, and other blockchain infrastructure projects, such as Solana, Filecoin, and BSC, the demand for global open-source developer communities has increased. To meet the growing demand, the Company started to offer online and offline hackathon services. Rather than charging a per-hackathon fee, the Company charges an annual fee to allow projects access to the blockchain hackthons that the Company holds during the year.

Hackathon and Hackers
The open source software space has dramatically developed in the past 10 years. Major technology stacks have been created based on open source licenses and developed in a collaborative manner on platforms like GitHub. Open source software allows individuals and teams of contributors to seamlessly work on a project with open source code under open source licenses.

In the past, hackers were regarded as people who crack networks and computers. Today, after the open source movement, hackers are largely viewed as open source contributors, problem solvers and people who create products and solve problems with technology.

2021 Growth Plan

In 2020, DoraHacks China expanded its sales team and started to grow the client base of HackerLink. The management team targeted a $1,000,000 transaction volume equivalent on the HackerLink platform by year end 2020. The Company did not meet this target in 2020 primarily due to the increased competition of the remote working market, which prompted the Company to change its strategy. The Company redesigned and implemented its open-source developer incentive platform. The new platform has been in operation since late 2020 and has achieved over $1,000,000 in transaction volume by the end of Q1 2021. The Company expects to continue this growth trend; however, certain market conditions and risk factors may affect the Company's ability to continue this growth pattern.

Examples of DoraHacks Projects

Pharmaceutical Chemical OCR

In 2017, a team from DoraHacks Beijing hackathon created a product for Pharmacodia, a Chinese pharmaceutical data service provider. The product created an OCR algorithm specifically designed for chemical formulas. It automated the process of digitalizing pharmaceutical chemical formulas and achieved higher accuracy than all existing commercial OCR tools in the market. The product saved large amount of efforts within Pharmacodia.

Tendermint P2P Layer Measurement Tool

The champion team from DoraHacks 2018 Berlin solved a corporate problem for Cosmos Tendermint, a renowned blockchain infrastructure project. They created a network analysis tool to evaluate the peer-to-peer communication quality. The product provided a valuable tool to improve Cosmos' underlying peer-to-peer communication technology.

Predictive Model for Corporate Environmental Risk Evaluation

A group of DoraHacks hackers is helping Green Earth Volunteers — an influential Chinese non-profit environment protection organization — creating machine learning algorithms and make predictive classification on Chinese local corporates to evaluate their environmental risks. Currently, the predictive model achieves 98% accuracy.

Gun Control Information on Blockchain

At a DoraHacks blockchain hackathon in San Jose 2018, a 9-year-old developer created a gun control information platform with her dad. The platform implements a smart contract to retrieve gun control information on a blockchain.

Dai Split

A team of hackers at DoraHacks Bangalore 2018 created an app called Dai Split. It uses Dai — a programable stable coin technology based on Ethereum — to build an online payment tool. One functionality for demo is to split bills.

The Company's Products and/or Services
The Company offers developer recruiting services and hackathon organizing services to corporations to access the communities they administrate, which generates the collection of annual and one-time fees. The Company further manages projects between its community partners and expects revenues from completion of its projects.

Product / Service	Description	Current Market
Developer remote recruiting and freelance	Licensing of services and products that are protectable under intellectual property laws	Recruiting Service (Estimated Market size: a subset of 37.8 Billion dollars/year globally)
Technical Solutions & Products	Manage projects for corporate clients to create technology solutions and products	Corporate R&D (Estimated Market size: 1 Trillion dollars/year)
Online Hackathon and Offline Hackathon	Services provided in exchange of Enterprise Sponsorship	Tech Community & Tech Solutions (Estimated Market size: 1 Billion dollars/ year)
Blockchain and Open Source Developer Incentivization	Blockchain and open source developer grant and incentive market	No specific statistics of the market size, however this is a quickly growing sector because of the fast growth of blockchain companies and number of open source developers.

Competition
The Company faces direct and indirect competition from other hackathon service providers, incubators, developer platforms and outsourcing platforms. A few examples follow:

Freelance and outsourcing service providers, such as upwork, freelancer.com, turing.com and Geekster, Amazon IQ, HackerOne, are already in the business of connecting developers and corporates' projects. Although HackerLink is

differenciating from all of these platforms and services, there is a common user base and client base that all these companies are essentially competiting.

Existing physical Hackathons, such as HackMIT, AngelHack and Junction have the ability to connect hackers to local brands. Existing developer recuiting SaaS and developer competition platform like HackerRank. Existing developer content producer like HackerNoon.

The Company also has a major competitor, GitCoin, which operates in U.S. and globally. GitCoin focuses on connecting community developers with blockchain-based companies using similar strategies as the Company.

Supply Chain and Customer Base
The Company's revenues are derived primarily from collection of recurring service fees and entreprise partnerships. Our customer base includes the tech community, corporate research & development structures.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

Other
The Company's principal address is 201 Folsom Street, 26C, San Francisco, California 94105.

The company has a mailing address at 2 Waters Park Dr., San Mateo, CA 94403.

The Company organizes hackathons and conducts business worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jiannan Zhang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, Secretary; December 2018 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jiannan Zhang (Eric) is the founder, CEO and director of DoraHacks. Jiannan founded DoraHacks in 2014 from a small hacker community in Beijing and grew DoraHacks into one of the largest hacker communities in China in 2017 and one of the largest hacker organization worldwide in 2018. DoraHacks built partnerships with more than 200 enterprises worldwide, becoming an important bridge between enterprises and hacker communities that help transform businesses with new technology.

Jiannan worked at Open Lab at CERN in 2013 and prepared for citizen science challenges for LHC@Home – a distributed computing project for particle physics. While at Open Lab, Jiannan also co-designed a popular open source game ParticleClicker. He was the organizer for CERN Webfest 2013 - the largest hackathon event at CERN, and THacks at Tsinghua University, the first university hackathon in China.

Jiannan was also the board director of TrueChain Foundation, a 3rd-generation public blockchain infrastructure project. Jiannan is a member of Chang An Club - a top business club in Beijing and a benefactor to the largest entrepreneur environmental charity group Alxa SEE Ecological Association.

In addition to his responsibilities at the Company, Jiannan also works part-time for the Company's affiliate, Twenty-Second Century Beijing Dora Technology Co. Ltd.

Education
Jiannan holds an MSc degree in Computer Science from University of Oxford, and dual Bachelor's degree from University of Minnesota and Beijing Jiaotong University in Computer Engineering and Applied Mathematics.

Name
Peiying Wang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peiying is one of the Co-founders of DoraHacks. She designed and operated five major hackathons in 2017 and made DoraHacks a national hackathon organizer in China in 2017. In 2018, the led the organization of Global Hack Series 2018 in 15 cities.

Education
Peiying holds a Master's degree in Economics from Leicester Univesity.

Name
(Steve) Hanchao Yue

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; June 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Steve Hanchao Yue serves as partner & head of global business development at DoraHacks. He's responsible for DoraHacks global business and community partnerships. He also serves on the advisory board of Coinfinit. Steve is academy elite at Hillhouse Capital.

Education
Steve holds a B.A. in Economics from Tsinghua University School of Economics and Management.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jiannan Zhang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, Secretary; December 2018 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jiannan Zhang (Eric) is the founder, CEO and director of DoraHacks. Jiannan founded DoraHacks in 2014 from a small hacker community in Beijing and grew DoraHacks into one of the largest hacker communities in China in 2017 and one of the largest hacker organization worldwide in 2018. DoraHacks built partnerships with more than 200 enterprises worldwide, becoming an important bridge between enterprises and hacker communities that help transform businesses with new technology.

Jiannan worked at Open Lab at CERN in 2013 and prepared for citizen science challenges for LHC@Home – a distributed computing project for particle physics. While at Open Lab, Jiannan also co-designed a popular open source game ParticleClicker. He was the organizer for CERN Webfest 2013 - the largest hackathon event at CERN, and THacks at Tsinghua University, the first university hackathon in China.

Jiannan was one of the board directors of TrueChain Foundation, a 3rd-generation public blockchain infrastructure project. He was in charge of TrueChain's initial blockchain technology development. Jiannan is a member of Chang An Club - a top business club in Beijing and a benefactor to the largest entrepreneur environmental charity group Alxa SEE Ecological Association.

In addition to his responsibilities at the Company, Jiannan also works part-time for the Company's affiliate, Twenty-Second Century Beijing Dora Technology Co. Ltd.

Education
Jiannan holds an MSc degree in Computer Science from University of Oxford, and dual Bachelor's degree from University of Minnesota and Beijing Jiaotong University in Computer Engineering and Applied Mathematics.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
DoraHacks is authorized to issue 200,000,000 shares of all classes of its capital stock, consisting of (i) 100,000,000 shares of common stock, $0.0001 par value (the "***Common Stock***"), and (ii) 100,000,000 shares of preferred stock, $0.0001 par value (the "***Preferred Stock***"), of which 638,300 shares have been designated "Series CHN Preferred Stock", pursuant to the Company's First Amended & Restated Certificate of Incorporation, filed on August 2, 2019, 3,184,713 tokenized shares are designated "***Series A Non-Voting Preferred Stock***" pursuant to the Company's first certificate of designation ("***COD***") filed on November 7, 2019, and 3,194,888 shares are designated "***Series A-1 Preferred Stock***" pursuant to the Company's second certificate of designation ("***Second COD***"), filed on June 8, 2020.

The Company has issued the following outstanding Securities:

Common Stock
As of the date of this Form C-AR, the Company has issued an aggregate of 8,935,900 shares of its Common Stock to fourteen (14) holders of record at a purchase price of $0.0001 for the aggregate proceeds of $893.50 in an exempt offering of securities under Section 4(a)(2) of the Securities Act of 1933, as amended. The use of proceeds of this offering were used for general working capital.

Additionally, the Company has reserved 1,063,800 shares of its Common Stock for issuance in the future pursuant to the Company's equity incentive plan, which it has not yet created, but plans to create within 2021.

The following is summary of the rights of our Common Stock as provided in our First Amended & Restated Certificate of Incorporation and Bylaws.

Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividend Rights. Subject to preferences that may be granted to any then outstanding Preferred Stock, holders of Common Stock are entitled to participate equally in all dividends payable with respect to Common Stock, as, if and when declared by the Board. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the. Results of our operations and our financial condition and any other factor that our Board considers relevant. Payments of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transaction entered into by us from time to time.

Liquidation. In the event of our (voluntary or involuntary) liquidation, or winding up, holders of Common Stock are entitled to share ratably in all distributions of assets of the Company, subject to any rights and preference in favor of any class or series of Preferred Stock.

Series CHN Preferred Stock
As of the date of this Form C-AR, the Company has issued 638,300 shares of Series CHN Preferred Stock to two (2) holders of record at a purchase price of $0.0001 for the aggregate proceeds of $63.83 in an exempt offering of securities under Section 4(a)(2) of the Securities Act of 1933, as amended. The use of proceeds of this offering were used for general working capital.

The following is summary of the rights of our Series CHN Preferred Stock as provided in our First Amended & Restated Certificate of Incorporation and Bylaws.

Voting Rights. Each holder of Series CHN Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of CHN Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the CHN Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company.

Dividend Rights. Dividends shall be payable only when, as, and if declared by the Board of Directors. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the First Amended & Restated Certificate of Incorporation, if any) the holders of the Series CHN Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series CHN Preferred Stock in an amount at least equal to the cash value of the consideration for the Series CHN Preferred Stock at the time of purchasing the Series CHN Preferred Stock.

Additional Dividends. After the payment or setting aside for payment of the dividends described above, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4 of the First Amended & Restated Certificate of Incorporation).

Liquidation. In the event of our (voluntary or involuntary) liquidation, or winding up, holders of Common Stock are entitled to share ratably in all distributions of assets of the Company, subject to any rights and preference in favor of any class or series of Preferred Stock.

Protective Provisions. Prior to the initial public offering of the Company, the Company and any subsidiaries, branches and other subsidiaries of the Company (the "***Group Company***") shall not engage in or do any of the following

matters, and the Company's board of shareholders and board of directors may not approve such matters without written consent or affirmative vote by holders of the Series CHN Preferred Stock (the "**Series CHN Investors**"):

i)   amend or change any of the rights of the Series CHN Investors or any restrictions imposed for the benefits of the Series CHN Investors in the First Amended & Restated Certificate of Incorporation;

ii)   grant any Group Companies' shareholders senior to or equivalent to the rights of the Series CHN Investors;

iii)   repurchase or redeem any equity of the Group Company; increase or decrease the registered capital of any Group Company; issue, reimburse or repurchase any debt that is convertible or exchangeable for any equity in the Group Company; issue, grant or perform any equity subscription rights, options, or any other act that may result in the investor's shareholding in the Group Company being diluted or reduced;

iv)   amend the First Amended & Restated Certificate of Incorporation of any of the Group Companies;

v)   merge with any entity, or sell all or substantially all of the assets or business through any single transaction or series of related transactions, or license all or substantially all of the exclusive intellectual property rights of the Group Company, or take any actions that cause the change of control of Key shareholder;

vi)   liquidate, dissolve or declare bankruptcy;

vii)   announce or pay any form of dividend or bonus;

viii)   increase or decrease the number of board members;

ix)   invest in any other company, partnership, trust, joint venture or other entity; establish any branch, subsidiary or any joint venture;

x)   make any loan exceeding USD$30,000 in one or more transactions in any financial year in addition to obtaining short-term loans from banks or other financial institutions in the course of daily operations;

xi)   make any purchase or lease of any asset exceeding USD$30,000 in one transaction or accumulated exceeding USD$75,000 in any financial year;

xii)   make any related transactions with shareholders, directors, officers, employees of the Group Company or the related parties of the aforesaid persons, the related parties of the Group Company, the shareholders, directors, officers, employees of the related parties of the Group Company, or any other entity in which the equity of any Key shareholder owns;

xiii)   provide a loan of more than USD$75,000 to any third party other than the Group Company or provide any guarantee for the debt of any third party other than the Group Company;

xiv)   set security interests, liens or other mortgages on any assets or interests of the Group Company;

xv)   sell, transfer or dispose of significant assets or business of the Group Company;

xvi)   sell, transfer, license, or dispose of the technology or any intellectual property rights of the Group Company, or set any pledge or third-party rights on such technology or intellectual property rights; set security interests, liens or other third-party rights on any assets or interests of the Group Company;

xvii)   pass, modify or terminate any equity incentive plan (including employee option plans) and any option awards or equity offerings under those plans;

xviii)   make significant changes to the main business of the Group Company that are significantly different from the current business plan, or change or withdraw from the business promised by the Group Company;

xix)   directly or indirectly sell, transfer, dispose of or dilute the company's interests in the Group Company; approve the equity transfer of any Group Company;

xx) approve or modify the financing plan of the Group Company to other investors;

xxi) prosecute, withdraw, compromise or reconcile any dispute involving an amount exceeding USD$30,000;

xxii) appoint or replace a company auditor or make significant changes to a company's accounting policies;

xxiii) any other event or transaction that does not occur during the day-to-day operations of the group company.

Series A Non-Voting Preferred Stock

The following is summary of the rights of our Series A Non-Voting Preferred Stock as provided in our COD.

Voting Rights. Holders of Series A Non-Voting Preferred Stock shall not be entitled to any voting rights except for any amendment to the First Amended & Restated Certificate of Incorporation or COD of the Company that would adversely affect the liquidation preference of the holders of Series A Non Preferred Stock or otherwise required by applicable law.

Dividend Rights. As and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Series A Non-Voting Preferred Stock on an annual basis.

Ranking. Each share of Series A Non-Voting Preferred Stock shall be identical in all respects to every other share of Series A Non-Voting Preferred Stock, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company, rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock, except for any class or series of Preferred Stock designated as senior to or pari passu with the shares of Series A Non-Voting Preferred Stock (in which case, such class or series of Preferred Stock shall rank as so designated).

Liquidation Preferences. In case of a Liquidation Event, holders of Series A Non-Voting Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the shares of Series A Non-Voting Preferred Stock as to payments in liquidation) by reason of their ownership of such Series A Non-Voting Preferred Stock, an amount per share of Series A Non-Voting Preferred Stock held by them equal to $0.10 per share of share of Series A Non-Voting Preferred Stock plus any declared but unpaid Dividends.

Redemption Rights. The Company has the right to redeem the Series A Non-Voting Preferred Stock, in whole or in part. The redemption price for a share Series A Non Preferred Stock shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm, or (ii) if no market value is determinable at such time than $6.58 per share of Series A Non Preferred Stock.

Series A-1 Preferred Stock

As of the date of this Form C-AR, the Company has issued 56,990 shares of Series A-1 Preferred Stock to one (1) holder of record at a purchase price of $ 2.632 per share for the aggregate proceeds of approximately $150,000 in an exempt offering of securities under Regulation D, Rule 506(b) of the Securities Act of 1933, as amended. The use of proceeds of this offering were used for general corporate purposes.

The following is summary of the rights of our Series A-1 Preferred Stock as provided in our Second COD.

Voting Rights. Holders of Series A-1 Preferred Stock shall not be entitled to any voting rights except for any amendment to the First Amended and Restated Certificate of Incorporation or Second COD of the Company that would adversely affect the liquidation preference of the holders of Series A-1 Preferred Stock or otherwise required by applicable law.

Dividend Rights. As and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Series A-1 Shares on an annual basis.

Ranking. Each share of Series A-1 Preferred Stock shall be identical in all respects to every other each share

of Series A-1 Preferred Stock, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company, rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock, except for any class or series of Preferred Stock designated as senior to or pari passu with the Series A-1 Preferred Stock (in which case, such class or series of Preferred Stock shall rank as so designated). The Series A-1 Preferred Stock shall rank on an equal priority and pari passu with the designated Series A Non-Voting Preferred Stock.

Liquidation Preferences. In case of a Liquidation Event, holders of Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of preferred stock designated to be paid prior to, or concurrently with, the Series A-1 Shares as to payments in liquidation) by reason of their ownership of such Series A-1 Shares, an amount per share of Series A-1 Preferred Stock held by them equal to $0.10 per share plus any declared but unpaid Dividends.

Redemption Rights. The Company has the right to redeem the shares of Series A-1 Preferred Stock Preferred Stock, in whole or in part. The redemption price per share shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm, or (ii) if no market value is determinable at such time than $6.58 per Series A-1 Share.

Stockholders Agreement
On May 27, 2019, the Company and its shareholders entered into the Shareholders Agreement of Twenty-Second Century Dora Technology Holdings, Inc, which provides for certain information and inspection rights, the right of first offer, restrictions on transfer, the right of first refusal among shareholders, co-sale rights, composition of the Board of Directors, Put rights, and most favored nation status to the Series CHN Preferred Stock holders.

Convertible Securities
On or around April 15, 2020, the Company issued 737 Simple Agreements for Future Equity (the "**SAFEs**") to 737 investors for the aggregate principal amount of $230,420.68. Additionally, the Company issued one SAFE to OpenDeal Portal LLC dba "Republic" in consideration for its funding portal services in the amount of $4,608.41. The proceeds of the SAFEs were allocated towards intermediary fees, operational overhead, research and development, market development and administrative expenditures.

As of the date of this Form C-AR, the SAFEs have not been converted or terminated and remain outstanding.

Description of the SAFE
The SAFEs provide their holders with a right to receive a certain amount of tokens (the "**Tokens**") upon issuance of the Tokens, if issued, subject to the terms of the SAFE. The Tokens will be issued as ERC-20 compliant tokens, dubbed "DORA Tokens", representing non-voting preferred stock of the Company. The Company will use its commercially reasonable efforts to issue the Tokens. Each Token will represent one uncertificated share of the Company's Series A Non-Voting Preferred Stock.

*Token Generation Event (the "**Token Generation Event**" or "**TGE**")*
The Company will use its commercially reasonable efforts to cause the Token Generation Event to occur. In the event that the Token Generation Event occurs, the Company will automatically issue to the Purchaser a number of Tokens equal to the Token Amount as described in the Purchaser's respective SAFE.

Ranking
Each Token shall be identical in all respects to every other Token, and shall, with respect to dividend rights, distribution of assets upon liquidation, dissolution, and winding up of the Company rank senior to all classes of the Company's Common Stock and any class or series of Preferred Stock established after the Token Generation Event, except for any class or series of Preferred Stock designated as senior to or *pari passu* with the Tokens (in which case, such class or series of preferred stock shall rank as so designated).

Token Price
Rights to acquire Tokens will be sold pursuant to a SAFE at a price of $3.29 per Token (the "**Token Price**")

Anticipated Token Circulation
Total supply equals 3,184,713 Tokens, inclusive of any compensatory or reserved tokens not allocated for sale by the Company.

Dividends

The SAFEs do not entitle holders to any dividends. From and after the Token Generation Event, as and when determined by the Company's Board, noncumulative dividends may be declared and paid on the Tokens on an annual basis (each, a "***Dividend***"). The Board intends that Dividends, if any will be declared on the last day of the second month after the end of each fiscal quarter (each, a "***Dividend Declaration Date***"). Upon the declaration of a Dividend by the Board on a Dividend Declaration Date, the amount will be determined by the Company's Board (the "***Dividend Amount***").

Liquidity Event Prior to TGE

If there is a Change of Control or IPO prior to a Token Generation Event, each SAFE holder will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by $35,000,000.00, if the Investor fails to select the cash option. The Purchase Amount will be paid immediately prior to, or concurrent with, the consummation of the Change of Control or IPO. If there are not enough funds to pay each SAFE holder (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution

In the event of a Dissolution Event prior to a Token Generation Event, each SAFE holder will be entitled to a return of its Purchase Amount. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the SAFE holders, as determined in good faith by the Company's Board of Directors, are insufficient to permit the return to the holders of their respective purchase amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the SAFE holders in proportion to the purchase amounts they would otherwise be entitled to receive.

"***Dissolution Event***" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control, (iv) an Initial Public Offering, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Required Withdrawal

The Company shall be authorized to terminate the SAFE and refund the Purchase Amount to the Purchaser if in the sole discretion of the Company: (i) the SAFE would be or reasonably likely to be in violation of the securities laws or regulations of the United States, People's Republic of China or other jurisdiction applicable to the Company or Purchaser, or (ii) this instrument causes or would reasonably likely to cause, extraordinary expense, substantial additional obligations or a material adverse effect on the Company or Purchaser.

Termination

The SAFEs terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFEs) upon the earlier to occur: (i) the issuance of Tokens to the Purchaser pursuant to the SAFE, (ii) the payment of amounts due to its holder pursuant to a Dissolution Event, or (iii) repurchase of the SAFEs.

Liquidation Event

In case of the liquidation, dissolution or winding up of the Company (a "***Liquidation Event***"), Token holders shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to other holders of the Company's equity (except for any class or series of Preferred Stock designated to be paid prior to, or concurrently with, the Tokens as to payments in liquidation) by reason of their ownership of such Tokens, an amount per Token for each Token held by them equal to $0.10 per Token plus any declared but unpaid dividends (the "***Liquidation Token Price***").

Merger, Consolidation and Sale of Assets Not Liquidation

The merger or consolidation of the Company with any other company, including a merger in which the holders of Tokens receive cash or property for their Tokens, or the sale of all or substantially all of the assets of the Company, or any other Change of Control of the Company shall not constitute a Liquidation Event and Token holders shall have no preferential rights connected therewith except to the extent required by applicable law.

Redemption

The Company shall have the right to redeem the Tokens, in whole or in part, at any time, by giving notice of such redemption by either mailing or electronic communication (such as email, through website etc.) notice to the Token holders or by press release or other public announcement. If notice is given by public announcement, by press release or otherwise, such notice shall be effective as of the date of such announcement, regardless of whether notice is also mailed or otherwise given to Token holders. The redemption price for a Token, if permissible, shall be either (i) its fair market value (if any) as determined in good faith by an independent third-party valuation firm or (ii) if no market value is determinable at such time, USD $6.58 per Token (the "**Redemption Price**"). The Redemption Price will be paid in U.S. dollars. If fewer than all of the outstanding Tokens are to be redeemed at any time, the Company may choose to redeem the Tokens proportionally from all Token holders or may choose the Tokens to be redeemed by lot or by any other equitable method.

Repurchase

The Company shall have the right from time to time to repurchase Tokens pursuant to purchases effected through any secondary market.

Voting and Control

The SAFEs have no voting rights at present or when and if converted to Tokens unless otherwise required by Delaware law.

Anti-Dilution Rights

The SAFEs do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Debt

The company does not have any outstanding debt.

Ownership

A majority of the Company is owned by its Chief Executive Officer and Director, Jiannan Zhang.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned by Voting Power
Jiannan Zhang	46.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Operations

The Company has not achieved profitability so far; however, the Company has entered new markets that are larger and in which we believe it will be easier to scale. The Company does expect to focus on building product usability and increasing sales and revenue in the next 12 months.

The Company incurred total operating expenses of $210.00 for the year ended December 31, 2019 and $43,059 for the year ended December 31, 2020. In 2019, the Company generated $0.00 in gross profit, resulting in a net loss of $166.00, and in 2020, the Company generated $5,000 in gross profit, resulting in a net loss of $30,010.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $210.00 and $42,704 for the year ended December 31, 2019 and December 31, 2020, respectively.

Sales & Marketing

The Company expenses the cost of sales & marketing as incurred and aggregated $0.00 for the years ended December 31, 2019 and December 31, 2020.

Liquidity and Capital Resources
The Company currently has approximately $664,893 cash on hand and we currently have discretion over approximately $312,253 in cash on hand through our affiliate, DoraHacks China. In addition, the Company has a line of credit with its affiliate, DoraHacks China, in the amount of $1,000,000. The line of credit has been withdrawn and its loan balance as of December 31, 2020 and December 31, 2019 was $312,253 and $219,162, respectively.

The Company's current monthly average burn rate is $3,558.67 per month, which we expect to increase as we are in the process of expanding our sales and marketing teams.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information; Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A**.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Jiannan Zhang, certify that the financial statements of Twenty-Second Century Dora Technology Holdings, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Jiannan Zhang
_____
(Signature)

Jiannan Zhang
_____
(Name)

Director, Chief Executive Officer, and Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jiannan Zhang
_____
(Signature)

Jiannan Zhang
_____
(Name)

Director, Chief Executive Officer, and Secretary
_____
(Title)

April 29, 2021
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Peiying Wang
_____
(Signature)

Peiying Wang
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peiying Wang
_____
(Signature)

Peiying Wang
_____
(Name)

Director
_____
(Title)

April 29, 2021
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Hanchao Yue
_____
(Signature)

Hanchao Yue
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Hanchao Yue
_____
(Signature)

Hanchao Yue
_____
(Name)

Director
_____
(Title)

April 29, 2021
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDING INC.

Financial Statements as of December 31, 2020 and for the
Period between January 1, 2020 and December 31, 2020.

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS INC.

Contents

PART I. MANAGEMENT REPRESENTATION

To the Stockholders and Board of Directors
Twenty-Second Century Dora Technology Holdings Inc.

We have consulted with our attorney in 2020 noting that the Form C-AR does not need to be reviewed or audited by an independent accounting firm; but however, the financials are required to be self-certified by CEO or equivalent. Thus, the Management has decided our financials to be self-certified by our CEO, Jiannan Zhang, this year and going forward.

We have reviewed the accompanying financial statements of Twenty-Second Century Dora Technology Holdings Inc., which comprise the balance sheet as of December 31, 2020, and the related income statements, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to financial statements.

We represent that to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of April 30, 2021:

Financial Statements

- We acknowledge our responsibility and have fulfilled our responsibilities for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America.
- We acknowledge our responsibility and have fulfilled our responsibilities for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
- Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of accounting principles generally accepted in the United States of America.
- Guarantees, whether written or oral, under which the company is contingently liable have been properly accounted for and disclosed in accordance with the requirements of accounting principles generally accepted in the United States of America.
- Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB Accounting Standards Codification (ASC) 275, Risks and Uncertainties, have been properly accounted for and disclosed in accordance with the requirements of accounting principles generally accepted in the United States of America.
- All events occurring subsequent to the date of the financial statements and for which accounting principles generally accepted in the United States of America requires adjustment or disclosure have been properly accounted for.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

- The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with accounting principles generally accepted in the United States of America.
- Events occurring between the date of the financial statements and the date of the issuance of the financial statements or the Form C-AR are disclosed in accordance with accounting principles generally accepted in the United States of America.

_____

Jiannan Zhang, CEO

PART II.   FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS
           TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS INC.

Balance Sheets as of December 31, 2020 and December 31, 2019
(Unaudited)

	DECEMBER 31, 2020	DECEMBER 31, 2019
ASSETS		
Current Assets:		
Cash and Cash Equivalent	$ 664,893	$ 218,952
Total Current Assets	664,893	218,952
Non-Current Assets:		
Other Non-Current Assets	-	-
Deferred Tax Asset	8,021	44
TOTAL ASSETS	$ 672,914	$ 218,996
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accrued Expense	$ -	$ -
Due To/From Related Party	312,253	219,162
Other Current Liabilities	4,850	-
Total Current Liabilities	317,103	219,162
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Liabilities	317,103	219,162
Shareholders' Equity:		
Preferred Stock, $0.0001 Par Value, 100,000,000 Shares Authorized, 765,326 Shares	77	-
Common Stock, $0.0001 Par Value, 100,000,000 Authorized, 8,935,900 Shares Outstanding	894	-
Additional Paid-In Capital	385,016	
Retained Earnings	(30,175)	(166)
Total Shareholders' Equity	355,811	(166)
TOTAL LIABILITIES & EQUITY	$ 672,914	$ 218,996

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS INC.

Statements of Operations for Period Between January 1, 2020 and December 31, 2020 & Year Ended 2019
(Unaudited)

	DECEMBER 31, 2020	DECEMBER 31, 2019
Revenue	$ 5,000	$ -
Cost of Revenue	-	-
Gross Profit	5,000	-
Operating Expenses:		
General Administrative	42,704	210
Gain (Loss) on Sale of Cryptocurrencies	(355)	
Total Operating Expenses	43,059	210
Operating Loss	(38,059)	(210)
Other (Income) Expense:		
Interest Income	(72)	-
Total Other (Income) Expense, Net	(72)	-
Loss Before Income Taxes	(37,987)	(210)
Provision for (Benefit from) Income Taxes	(7,977)	(44)
Net Loss	$ (30,010)	$ (166)

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS INC.

Statements of Cash Flows for Period Between January 1, 2020 and December 31, 2020 & Year Ended 2019
(Unaudited)

	DECEMBER 31, 2020	DECEMBER 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (30,010)	$ (166)
Adjustments to Reconcile Net Loss to Net Cash (Used in) Provided by Operating		
Deferred Tax Expense	(7,977)	(44)
Changes in Operating Assets and Liabilities:		
Due To/From Related Parties	93,091	219,162
Other Current Liabilities	4,850	-
Net Cash Provided by (Used in) Operating Activities	59,954	218,952
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	-
Net Cash Used in Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Common Stock Issuance	894	-
Proceeds from Preferred Stock Issuance	77	-
Proceeds from Additional Paid In Capital	385,016	
Net Cash Provided by Financing Activities	385,987	-
Net Change in Cash and Cash Equivalents	445,941	218,952
Cash and Cash Equivalents - Beginning of Period	218,952	-
Cash and Cash Equivalents - End of Period	$ 664,893	$ 218,952

TWENTY-SECOND CENTURY DORA TECHNOLOGY HOLDINGS INC.
Notes to Financial Statements
(unaudited)

NOTE 1 – NATURE OF THE BUSINESS

Twenty-Second Century Dora Technology Holdings Inc. ("US Dora" or the "Company"), a Delaware incorporated C-Corporation, is a start-up information technology organization that acts as a bridge, connecting IT professionals to enterprise challenges and entrepreneurial ideas. It maintains contractual agreements and protocol control of Twenty-Second Century Beijing Dora Technology Co., Ltd ("CN Dora"). The Company has minimal business activities; however, CN Dora has consigned its USD into the Company's bank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial states, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less as cash and cash equivalents. Cash equivalents are carried at cost, which approximates market. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits, The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Intangible Assets Other than Goodwill

Cryptocurrency – The Company accepts and distributes forms of payments in cryptocurrency as well as various forms of cash (USD, CNY, etc.). The guidance in U.S. GAAP does not currently directly address the accounting for cryptocurrencies. We believe that cryptocurrencies should generally be accounted for as indefinite-lived intangible assets under ASC 350 as the ASC master glossary defines intangible assets as "[a]ssets (not including financial assets) that lack physical substance (The term intangible assets is used to refer to intangible assets other than goodwill.)" The Company records its cryptocurrencies in book value and its transactions via first-in-first-out (FIFO). In addition, ASC 350 requires entities to initially

record intangible assets at cost (e.g., consideration transferred). As intangible assets, cryptocurrencies have indefinite lives and therefore must be tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that a cryptocurrency is impaired. Management reviews these cryptocurrencies for potential impairment as of each year-end and will recognize impairment if it believes the asset values are not recoverable.

Revenue Recognition

The Company analyzes the four general revenue recognition concepts in accordance to FASB:

1) Persuasive evidence of an arrangement exists – The Company enters contractual agreements with its customers at which terms of arrangements are specifically stated and signed by both parties.
2) Delivery has occurred or services have been rendered – Risks and awards of the product and/or service is passed upon performance for revenue to be recognized at which it shall be recognized at the point of execution.
3) Price is fixed or determinable – The price per product and/or service is specifically stated in the contracts or price listing. Upon expiration of the contractual agreement, both the Company and customers have the right to extend or terminate the contracts with modified terms.
4) Collectability is reasonably assured – Prior to performing the contractual agreement, the Company ensures the customers have the ability to pay for the product and/or service.

Income Taxes

The Company accounts for its income taxes in accordance with the asset and liability approach to income taxes. Deferred income taxes are provided on net operating loss carryovers and on the future income tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Deferred income tax assets and liabilities are measured using tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of changes in income tax rate is recognized in earnings in the period in which the change occurs.

A valuation allowance is established for deferred tax assets when management anticipates that it is not more likely than not that these assets will be realized. In determining the need for a valuation allowance, management is required to make assumptions and to apply judgment, including forecasting future earnings, taxable income, and the mix of earnings in the jurisdictions in which the Company operates.

Additionally, the Company accounts for any uncertain tax positions using the uncertain tax position guidance of ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes a recognition threshold and measurement requirement for the financial state recognition of a tax position that has been taken or is expected to be taken on a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting periods, disclosure and transition. Under the guidance, the Company may only recognize tax positions that meet a more likely than not threshold. The Company has evaluated its

uncertain tax positions under the provision and has determined that it does not have any uncertain tax positions.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2018, the FASB issued ASU 2018-02, "Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income." The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the 2 usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. This update is effective for annual periods ending after December 15, 2018. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company is currently evaluating the impact of adoption and the implementation approach to be used.

In November 2016, the FASB issued ASU 2016-18 "Restricted Cash", which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual periods ending after December 15, 2018. The Company has adopted this guidance; however, the adoption had an immaterial impact on the financial statements.

NOTE 4 – CHANGES IN EQUITY

The following tables set forth the Company's changes in equity for the period between January 1, 2020 and December 31, 2020:

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2019	-	$ -	-	$ -		$ (166)	$ (166)
Net Income						(30,010)	(30,010)
Stockholders' Additional Contribution	765,396	77	8,935,900	894	385,016		385,987
Balance at December 31, 2020	765,396	$ 77	8,935,900	$ 894	$ 385,016	$ (30,175)	$ 355,811

NOTE 5 – INCOME TAXES

The income tax provisions consist of the following:

The Company is incorporated at Delaware at which does not have state income tax, however, there is state franchise tax at which we have classified as income tax for reporting purposes.

The effective tax rate for U.S. statutory rate of 21% for period between January 1, 2020 and December 31, 2020, and in fiscal year ended December 31,2019

	DECEMBER 31, 2020	DECEMBER 31, 2019
Current Tax Expense		
Federal	$ -	$ -
State	-	-
Deferred Tax Expense		
Federal	(7,977)	(44)
State	-	-
Total	$ (7,977)	$ (44)

The net deferred income tax assets consist of the following:

	DECEMBER 31, 2020	DECEMBER 31, 2019
Beginning of the Period	$ 44	$ -
Deferred Tax Assets:		
Net Operating Losses	7,977	44
Valuation Allowances	-	-
End of the Period	$ 8,021	$ 44

The deferred tax assets are $8,021 and $44 as of December 31, 2020 and December 31, 2019, respectively. The Company did not consider valuation allowances for those periods.

NOTE 6 – DUE TO/FROM RELATED PARTIES

The Company maintains contractual agreements and protocol control of Twenty-Second Century Beijing Dora Technology Co., Ltd ("CN Dora"). CN Dora has consigned its USD into the Company's bank account and therefore a Due To/From Related Parties account is recorded at the Balance Sheet level as of December 31, 2020 and December 31, 2019.

Due To/From Related Parties	DECEMBER 31, 2020	DECEMBER 31, 2019
Twenty-Second Century Beijing Dora Technology Co., Ltd.	$ 312,253	$ 219,162
Total Due To/From Related Parties	$ 312,253	$ 219,162

The Due To/From Related Parties are $312,253 and $219,162 as of December 31, 2020 and December 31, 2019, respectively.

NOTE 7 – FAIR VALUE MEASUREMENTS

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to access the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted prices (unadjusted) in active markets for identical securities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly; and Level 3, defined as unobservable inputs that are not corroborated by market data.

The Company did not have any assets or liabilities measured at fair value on a recurring or a nonrecurring basis for period ended December 31, 2020 and December 31, 2019, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Based on the nature of the software development business, the Company is expected from time to time in claims, proceedings, and litigation arising from the operation of its business. The Company does not believe that any such claims, proceeding, or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated subsequent events through April 30, 2021, which represents the date the financial statements were available to be issued and has determined that the following subsequent events may have impact the financial statements in the following year:

On March 11, 2020, the World Health Organization ("WHO") characterized COVID-19 as a pandemic. This widespread health crisis has profoundly and adversely affected the world economy, employment levels, and financial markets. The duration and extent of the impact from the COVID-19 pandemic is currently unknown and difficult to predict, but could result in a loss of workforce, including key personnel, due to adverse health effects of the disease, a lack of consumer demand for the services and products we and our subsidiaries offer, and an inability to operate our warehouses or other key locations at full capacity, and could adversely affect our business and financial results. The duration and extent to which the COVID-19 pandemic had impacted and might continue to impact our results of operations and overall financial performance remains uncertain.